UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14f-1
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Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

YZAPP INTERNATIONAL, INC.
(Exact name of registrant as specified in its corporate charter)

(Commission File No.)

NEVADA	n/a
(State of Incorporation)	(IRS Employer Identification No.)

c/o BMC Acquisitions Corp., LLC 570 Lexington Avenue, New York, New York 10022
(Address of principal executive offices)

(212) 702-6500
(Registrant's telephone number)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being mailed on or about August 25, 2008, by YzApp International, Inc. (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on August 15, 2008.  This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to the terms of an Acquisition Agreement with an effective date of August 1, 2008 between Belmont Partners, LLC (“Belmont”), and the Company (the “Acquisition Agreement”), whereby Belmont purchased a total of 5,990,481 shares of the Company’s common stock for an aggregate of $62,000.00 in cash.  The total of 5,990,481 shares represented approximately 51% of all of the shares of common stock then outstanding.  Belmont used cash to purchase the shares of the Company.  Pursuant to the terms of the Common Stock Purchase with an effective date of August 8, 2008 between Belmont, BMC Acquisitions Corp, LLC (“BMC”), Belmont sold 5,878,894 common stock shares of the Company to BMC for $300,000.00 in cash.  The total of 5,878,894 shares represented approximately 50.05% of all of the shares of common stock then outstanding.  As part of the acquisition and sale, and pursuant to the Acquisition and Sales Agreements, the following changes to the Company’s directors and officers have occurred:

CHANGES TO THE BOARD OF DIRECTORS

o	As of August 1, 2008 Douglass Dun and Brain Jaggard resigned as members of the Company’s Board of Directors as well as resigned as officers of the Company.

o
Also, on August 1, 2008 Joseph Meuse was appointed to the Board of Directors as Director as well as President and Secretary of the Company.  Joseph Meuse subsequently appointed Eugene M. Weiss as the new Director and President of the Company and resigned from all positions previously held in the Company on August 8, 2008.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position
Joseph Meuse	38	Director and President

Eugene M. Weiss	70	Director and President

BIOGRAPHICAL INFORMATION ON THE BOARD OF DIRECTORS

Joseph Meuse, age 38, resides in Warrenton, VA.  Mr. Meuse has been involved with corporate restructuring and reverse mergers since 1995.  He has been a Managing Partner at Belmont Partners as well as Castle Capital Partners since 1995. Additionally, Mr. Meuse maintains a position as a Board member of the following corporations: Comprehensive Healthcare Solutions, Pivotal Technologies, Inc., Adrenaline Nation Media Networks, Inc. Niagara Systems, Inc., Retail Holdings, Inc., NuOasis Laughlin, Inc., Big Red Gold, Inc., PacWest Transfer, Global Filings, and 3-D Shopping, Inc. Mr. Meuse attended the College of William and Mary.  Mr. Meuse appointed Mr. Gene Weiss to the Board of Directors on August 8, 2008 and then resigned from the Board.

Eugene M. Weiss, age 70, resides in New York, NY.  He graduated Queens College in 1959, and attended New York University School of Law from 1959 to 1960. From 2005 to present, Mr. Weiss has been a manager at Progressive Capital Solutions LLC.  From 1995 to 2005, he was the President of Professional Fiscal Consultants, an insurance brokerage company and venture capital firm.

To the best of the Company’s knowledge, the incoming director is not currently a director, does not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, the designee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Director serves one year terms or until his successor is elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on the Purchase Agreement, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended July 31, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are seeking potential independent directors. We are seeking experienced businesspeople and plan to appoint an individual qualified as an audit committee financial expert.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name	# of shares beneficially owned	Percent of shares

Eugene M. Weiss, Director and President 21 Basket Neck Lane Remsenberg, NY 11960	0	0%

BMC Acquisitions Corp. LLC 570 Lexington Avenue, New York, New York 10022	5,878,894	50.05%

All officers and directors as a group (1 persons)	0	0%

 NO DISSENTERS' RIGHTS

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, YzApp International, Inc., has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: August 20, 2008

YZAPP INTERNATIONAL, INC.

By:	/s/Eugene M. Weiss
President